EXHIBIT 99.1

Farmmi Reports Record Company Full Year 2022 Revenue

•	152.5% Increase in Full Year 2022 Revenue Compared to Full Year 2021
•	59% of Revenue Generated from New Growth Segments
•	6.4% Expansion in Full Year 2022 Gross Profit Compared to Full Year 2021
•	$163.8 Million in Total Assets at September 30, 2022

LISHUI, China, February 13, 2023 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agricultural products supplier in China, today announced its financial results for the fiscal year ended September 30, 2022, with record revenue generated by new growth segments.

Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO, commented, “We are very pleased with the 152.5% increase in revenue we achieved for the full year 2022, which represents a new record revenue level for Farmmi. Our results are even more impressive given the significant impact on our operations COVID-19 has had since January 2020. With the reopening of China and economies around the world, we are cautiously optimistic about a return to normal activities, which we believe would be another positive demand catalyst for Farmmi. Overall, we are pleased with the performance of our new agricultural segments, which provide us with important diversification and open attractive new long-term growth opportunities. Our team has continued to do an excellent job supporting our customers worldwide, while navigating a challenging supply chain and logistics environment. We are hopeful that with the global reopening, we will also see a benefit from a normalization in our supply chain, freight and transport costs, which would collectively be a considerable driver to our gross margin and profit expansion.”

Looking forward, Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO, added, "For Farmmi, we believe that the future of agriculture is not just about feeding the world, but about creating a world where all can thrive. The growth of the agriculture industry holds the key to unlocking new opportunities, creating jobs, reducing poverty, and protecting our natural resources. We are focused on leveraging our significant competitive advantages, which include, our sophisticated quality control system, established supplier relationships, stable and experienced factory employees, and favorable location. As we continue to innovate and expand, and by embracing new technologies, sustainable practices, and cross-border partnerships, we are confident we can further cultivate revenue and profit growth in 2023 and beyond. The foundation of our growth strategy is increasing our market share now that the premium quality of our products is widely recognized by our customers. Through the expansion of our supply sources, productivity and sales network, we expect to further expand our product lines and improve our brand awareness and customer loyalty, to meet the demands of the broader market and customers, while creating value for all shareholders.”

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Financial Highlights

Revenues

	Year Ended September 30,				Variance
	2022	%	2021	%	Amount	%
Shiitake	$19,859,533	20.0%	$20,494,362	55.5%	$(634,829)	(3.1)%
Mu Er	19,123,152	19.3%	16,524,723	42.5%	2,598,429	15.7%
Cotton	47,950,345	48.3%	-	-	47,950,345	100.0%
Corn [1]	10,778,197	10.9%	1,796,006	4.6%	8,982,191	500.1%
Other products	1,502,152	1.5%	474,860	1.2%	1,027,291.73	216.3%
Total	$99,213,379	100.0%	$39,289,951	100.0%	$59,923,428	152.5%

Total revenues from continuing operations for the year ended September 30, 2022 increased by $59.9 million, or 152.5%, to $99.2 million from $39.3 million for the year ended September 30, 2021.

Revenue from sales of Shiitake decreased by $0.6 million, or 3.1%, to $19.9 million for the year ended September 30, 2022 from $20.5 million for the year ended September 30, 2021, mainly due to the decrease in average unit sales price of our Shiitake products. The decrease in average unit sales price of Shiitake is in line the decrease in the price of raw materials due to the higher harvest in 2022. The decrease was partially offset by an increase in sales volume from 1,515 tons for the year ended September 30, 2021 to 1,531 tons for the year ended September 30, 2022, which resulted in an increase of $0.2 million in revenue from sales of Shiitake.

Revenue from sales of Mu Er increased by $2.6 million, or 15.7%, to $19.1 million for the year ended September 30, 2022 from $16.5 million for the year ended September 30, 2021, mainly due to the increased sales volume and increased average unit sales price. Sales volume of Mu Er increased to 1,393 tons for the year ended September 30, 2022 from 1,205 tons for the year ended September 30, 2021, which resulted in an increase of $2.6 million in revenue from sales of Mu Er. The increase in sales volume of Mu Er was primarily due to the increase in market demand for Mu Er as a result of the recovery of market since the containment of major COVID-19 outbreak in PRC in April 2020 as well as customer growth.

Revenue from sales of cotton increased by $48.0 million, or 100%, to $48.0 million for the year ended September 30, 2022 from nil for the same period of last year, mainly due to engagement of agricultural product trading business for the year ended September 30, 2022.

Revenue from sales of corn increased by $9.0 million, or 500.1%, to $10.8 million for the year ended September 30, 2022 from $1.8 million for the same period of last year, mainly due to engagement of agricultural product trading business for the year ended September 30, 2022. The increase was mainly attributed to the increase in sales volume and average unit sales price. Sales volume of corn increased from 5,572 tons for the year ended September 30, 2021 to 29,525 tons for the year ended September 30, 2022.

Revenue from sales of other products increased by $1.0 million, or 216.3%, to $1.5 million for the year ended September 30, 2022 from $0.5 million for the year ended September 30, 2021. The increase was mainly attributed to the sales of an art collection from a recently acquired subsidiary, such sales were a one-off in fiscal 2022.

For the year ended September 30, 2022, the Company sold approximately 98.2% of its products in China and 1.8% outside mainland China, including in the U.S., Japan, Canada, and other countries or regions. Although the Company’s online sales only accounted for about 4.6% and 13.51% of the Company’s total sales in the fiscal years 2022 and 2021, respectively, it plans to continue investing in, and developing its e-commerce system given e-commerce’s significant business potential.

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Cost of Revenues

Cost of revenues for the continued operations increased by $59.6 million, or 174.4%, to $93.8 million for the year ended September 30, 2022 from $34.2 million for the year ended September 30, 2021. Cost of revenues of Shiitake decreased by $0.3 million, or 1.8%, to $17.3 million for the year ended September 30, 2022 from $17.6 million for the year ended September 30, 2021. Cost of revenue of Mu Er increased by $2.3 million, or 15.8%, to $16.7 million for the year ended September 30, 2022 from $14.4 million for the year ended September 30, 2021. Cost of revenue of cotton, a new business, increased by $47.7 million, or 100%, to $47.7 million for the year ended September 30, 2022 from nil for the same period of the prior year. Cost of revenue of corn increased by $8.9 million, or 511.3%, to $10.7 million for the year ended September 30, 2022 from $1.7 million for the same period of last year, mainly due to the increase in sales volume and average unit cost for corn. Cost of revenue of other products increased by $1.0 million, or 253.9%, to $1.4 million for the year ended September 30, 2022 from $0.4 million for the year ended September 30, 2021. The increase was mainly attributed to the cost related to sales of art collection from a recently acquired subsidiary, such cost was a one-off in fiscal 2022.

Gross Profit

Overall gross profit from continuing operations increased by $0.3 million, or 6.4%, to $5.4 million for the year ended September 30, 2022 from $5.1 million for the same period of the prior year. The increased overall gross profit was attributed to increased sales for the year ended September 30, 2022, as compared to the prior year period.  Gross profit from sales of Shiitake decreased by $0.3 million, or 11.2%, to $2.5 million for the year ended September 30, 2022 from $2.8 million for the year ended September 30, 2021. Gross profit from sales of Mu Er increased by $0.3 million, or 14.9%, to $2.4 million for the year ended September 30, 2022 from $2.1 million for the year ended September 30, 2021. Gross profit from sales of cotton increased by $0.2 million, or 100%, to $0.2 million for the year ended September 30, 2022 from nil for the same period of the prior year. Gross profit from sales of corn increased by $0.06 million, or 115.2%, to $0.11 million for the year ended September 30, 2022 from $0.05 million for the same period of the prior year. Gross profit from sales of other products increased by $0.04 million, or 46.5%, to $0.13 million for the year ended September 30, 2022 from $0.09 million for the year ended September 30, 2021.

Overall gross margin from continuing operations decreased by 7.5 percentage point to 5.5% for the year ended September 30, 2022 from 13% for the year ended September 30, 2021.

Operating Expenses

Selling and distribution expenses increased by $12,658, or 4.3%, to $0.3 million for the year ended September 30, 2022 from $0.3 million for the year ended September 30, 2021. The increase of selling and distribution expenses was caused by an increase of $12,974 in advertising expenses to promote products for the year ended September 30, 2022, as compared to the year ended September 30, 2021. General and administrative expenses increased by $1.3 million, or 45.6%, to $4.1 million for the year ended September 30, 2022 from $2.8 million for the year ended September 30, 2021. The increase was primarily attributable to an increase of share-based compensation expenses, an increase of shareholders meeting expenses, and the amortization of biological assets.

Interest expense was $133,453 for the year ended September 30, 2022, as compared to $73,866 for the year ended September 30, 2021. The increase in interest expense was primarily attributable to higher average loan balances during the year ended September 30, 2022 as compared to the full year 2021.

Interest income increased by $0.5 million, or 1,439.4%, to $0.5 million for the year ended September 30, 2022 from $33,576 for the same period of the prior year. The increase was mainly attributed to 6.5% per annum interest earned on a deposit of RMB50 million ($7.0 million) from a third party. On November 5, 2021, one of our subsidiaries signed an Equity Transfer Framework Agreement to invest 15.97% interest in an entity, Shanghai Jiaoda Onlly Co., Ltd., for a total consideration of RMB509.6 million (approximately $71.6 million). On November 5, 2021, we paid a deposit of RMB50 million ($7.0 million) as a prepayment for the acquisition. However, we decided to withdraw from the investment due to the adjustment of its business strategy and a third party is willing to undertake the above-mentioned investment. Upon consummation of the investment by that third party, the above-mentioned deposit will be returned to us from the seller and we charge that third party with an interest of 6.5% per annum on that deposit counting from the payment date.

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Net Income

As a result of the factors described above, our net income was $2.2 million for the year ended September 30, 2022, a decrease of $0.1 million from net income of $2.4 million for the same period of fiscal year 2021.

Financial Condition

As of September 30, 2022, the Company had total assets of $163.8 million, which includes advances to suppliers of $48.6 million, accounts receivable of $16.4 million, short-term deposit of $35.1 million and cash of $41.2 million, working capital of $145.0 million, and total equity of $154.7 million.

Subsequent to September 30, 2022, the Company collected $3.9 million or 24.3% of the accounts receivable as of February 7, 2023 and it expects to collect the remaining balance of account receivables by March 2023. The Company’s advances to suppliers were mainly in anticipation of higher revenue to be generated in fiscal 2023, these advances to suppliers were to secure sufficient supply from its suppliers so as to meet its anticipated sales.

Total working capital as of September 30, 2022 amounted to $144.9 million from continuing operations, compared to $152.5 million as of September 30, 2021.

On September 26, 2022, the Company completed a $6.42 million convertible promissory note with an institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, dated as of September 26, 2022, the Company issued and sold to the Investor a convertible promissory note of $6.42 million due on September 25, 2023, convertible into ordinary shares, $0.025 par value per share, at a discount of $0.42 million. Upon issuance, this convertible promissory note converts at the 80% of the market price. The Company accounted for this conversion feature as a derivative liability. In connection herewith, the Company recorded a derivative liability of $3.87 million and a debt discount of $3.87 million upon issuance of this convertible promissory note. As of September 30, 2022, the fair value of this derivative liability was $3.45 million, the change in fair value of derivative liability of $0.42 million was recorded in other income.

About Farmmi, Inc.

Established in 1998, Farmmi Inc. (NASDAQ: FAMI) is an agricultural products supplier, processor and retailer of edible mushrooms like Shiitake and Mu Er, as well as other agricultural products. Farmmi sells its products both online and offline. For further information about the Company, please visit Farmmi’s website.

Forward-Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations and intended to qualify for the "safe harbor" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and our end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China, our ability to attract and retain skilled professionals, client concentration, industry segment concentration, and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Farmmi may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com

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